Exhibit 11.1

NEWMIL BANCORP, INC.

COMPUTATION OF NET INCOME PER COMMON SHARE

(in thousands except per share amounts)

	Years ended December 31,
	2003	2002	2001
Net income
Net income – basic and diluted	$7,528	$6,850	$5,626

Weighted Average Common and Common Equivalent Stock
Weighted average common stock outstanding – basic	4,126	4,321	4,467
Assumed conversion as of the beginning of each period or upon issuance during a period of stock options outstanding at the end of each period	416	478	443
Assumed purchase of treasury stock during each period with proceeds from conversion of stock options outstanding at the end of each period	(194)	(244)	(271)

Weighted average common and common equivalent stock outstanding – diluted	4,348	4,555	4,639

Earnings Per Common and Common Equivalent Share
Basic	$1.82	$1.59	$1.26

Diluted	$1.73	$1.50	$1.21